
CRITICARE
SYSTEMS, INC.




05070824


SEC MAIL PROCESSING
RECEIVED
NOV 04 2005
WASH. D.C. 209 SECTION

P.E. 6-30-05

INNOVATIVE MONITORING TECHNOLOGY FOR TODAY'S HEALTHCARE PROVIDER



2005 ANNUAL REPORT

DEAR FELLOW SHAREHOLDERS:



Fiscal 2005 activities saw our entrance into the first of the high growth niche markets the company has been targeting. The MRI monitoring system, jointly developed by Criticare and its OEM partner, Medrad, was successfully launched in March 2005. The market response has been extremely positive resulting in solid sales performance and an industry award for product excellence. This product line was in development for two years and received FDA approval to market in the fall of 2004. Its introduction produced a positive financial impact on our fiscal fourth quarter. However, the company did incur considerable one time start up expenses to accomplish our shipping commitment to Medrad. Currently, Criticare is working with the many component suppliers to ensure that the quality and delivery requirements are met on a continuous basis. We anticipate this product line will continue to experience success in the market place and be an important growth factor for Criticare.

During this year, the company had the challenge of addressing the loss of our long time OEM partner, Alaris Medical. Alaris was acquired by Cardinal Health and during the transition, elected to exit monitoring sales and concentrate on its core business of intravenous pumps. Critcare took the following steps to continue its participation in this important market. First, the company negotiated a transition agreement with Alaris to obtain access to the customer base of Alaris which included over 1,000 institutions. This resulted in the issuance, by Cardinal Health, of a letter to its customer base describing the transition to Criticare. Concurrently, the company recruited a seasoned sales executive from a competitor to create and supervise a dedicated Acute Care distribution network for these accounts in the U.S. This sales team was in place as of July 1, 2005. In addition, the company committed to the new sales team that it would provide a new, next generation product line to stimulate replacement activity in the installed base. FDA approval to market the new line was received in late August 2005. Demonstration units began shipping in September. The company is focusing on obtaining approval from certain large purchasing organizations to sell to member institutions for a broader market target. Our expectation is that this new Acute Care network, coupled with our new portable cardiac monitor, will deliver annual revenue in excess of our previous levels in this particular market.

Criticare continues to focus on the respiratory gas market with its proprietary POET IQ automatic analyzer. We expect to announce a major OEM partner by the end of calendar 2005. Currently, sales of the Criticare branded version have been gaining momentum, both domestically and in international markets. It is anticipated that this product line will contribute a significant revenue stream during fiscal 2006.

Other events during fiscal 2005 were the introduction of an advanced non-invasive blood pressure (NIBP) system that passed both AMI (US) and European standards. This is a proprietary platform trademarked "comfort cuff" for its gentle application of pressure, unlike the intense compression of competitive systems. It is now embedded in all Criticare NIBP monitoring products as well as being offered as an OEM module.

Criticare's manufacturing philosophy remains unchanged. The proprietary systems, MRI monitors and respiratory gas, are built at headquarters in Wisconsin. All other lines are built either offshore or at a contract facility in the U.S. The current exception is our new portable cardiac monitor that is initially being manufactured at headquarters and will be transferred offshore by calendar year end.

Management remains confident that our strategy of developing and marketing products for specialty applications paves the way for the company's success. On behalf of the Criticare team and the board of directors, we would like to thank our devoted associates, our loyal customers, our quality conscious vendors, and our dedicated shareholders for their continued support.

Sincerely,

Emil H Soika

Emil H. Soika
President and Chief Executive Officer

Financial Highlights

Years Ended June 30

	2005	2004	2003	2002	2001
Net sales	$26,781,627	$28,591,481	$28,562,943	$26,219,618	$27,736,304
Net loss	(422,245)	(2,100,573)	(938,596)	(1,425,181)	(178,232)
Net loss per common share – basic and diluted	$(0.04)	$(0.19)	$(0.08)	$(0.13)	$(0.02)
Average shares outstanding – basic and diluted	11,514,786	11,240,685	11,071,735	10,876,818	10,171,394
Stockholders' equity	$14,209,140	$13,789,300	$15,034,208	$18,387,067	$21,005,816
Long-term obligations	210,592	286,417	38,662	3,151,879	3,270,131
Working capital	12,339,332	11,756,441	12,895,476	15,464,899	17,995,488
Total assets	19,060,473	19,542,341	18,762,327	25,474,256	29,871,854

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Operations expressed as percentages of net sales.

Percentage of Net Sales

Years Ended June 30

	2005	2004	2003
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	60.9	58.8	63.5
Gross profit	39.1	41.2	36.5
Operating expenses:			
Sales and marketing	21.2	25.0	22.3
Research, development and engineering	9.8	8.9	9.6
Administrative	10.8	12.8	13.4
Total	41.8	46.7	45.3
Loss from operations	(2.7)	(5.5)	(8.8)
Interest expense	(0.1)	—	(0.3)
Interest income	0.2	0.1	0.2
Foreign currency exchange gain (loss)	0.5	—	0.3
Gain on sale of stock	—	—	4.5
Other income	0.5	(1.9)	0.9
Loss before income taxes	(1.6)	(7.3)	(3.2)
Income tax provision	—	—	—
Net loss	(1.6)%	(7.3)%	(3.2)%

FISCAL YEAR ENDED JUNE 30, 2005 COMPARED TO JUNE 30, 2004

Net sales decreased $1,809,854 to $26,781,627 for fiscal 2005 compared to $28,591,481 for fiscal 2004. The decrease resulted from a 30.4% decrease in the number of units shipped that was partially offset by a 25.0% increase in the average sales price per unit and a 26.6% increase in accessory sales in the current year. The reduced sales were also the result of a $1,451,260 decrease in sales to Alaris, formerly our largest OEM customer, a $2,054,985 decrease in domestic sales and a $534,322 decrease in international sales during fiscal 2005. The international sales decrease was the result of a $1,130,250 order shipped in December 2003, which increased international sales for the year ended June 30, 2004, without a comparable sale in fiscal 2005. The Alaris OEM sales decrease was offset by $3,100,199 of sales to Medrad, our newest OEM customer for medical imaging applications, in fiscal 2005. The decrease in domestic sales was due to a number of factors, including $366,140 of orders that were unable to ship by year end; the growing trend in the defibrillator market of direct sales rather than through an establish distribution network; the postponed sales of patient monitors awaiting the release of our next generation portable patient monitor; the overall maturation of the oral surgery market; and to lost sales following the cancellation of three oral surgery shows, two oral surgery shows in Florida and one oral surgery show in Louisiana, as a result of the hurricanes during the first quarter of fiscal 2005. Due to the recent hurricane, the status of an upcoming oral surgery show scheduled for October in New Orleans is uncertain at this time. The show may be rescheduled for later in fiscal 2006 or it may be cancelled. The lower unit sales and higher average sales price per unit were driven, in part, by a large shipment of pulse oximeters to supply a government tender in Mexico in fiscal 2004. These units monitor pulse oximetry only and therefore carried a much lower average selling price than the Company's equipment that monitors multiple vital signs parameters. OEM sales in fiscal 2005 were $6,132,000 and represented 22.9% of total sales, compared to $4,634,000 (16.5% of total sales) in fiscal 2004.

The gross profit percentage of 39.1% realized in fiscal 2005 decreased from the 41.2% generated in the prior year. The reduced margins in the current period were mainly a result of the decreased manufacturing overhead absorption due to the decrease in the number of units shipped against relatively fixed overhead costs.

Charges to cost of goods sold for potentially obsolete inventory totaled $281,003 in fiscal 2005 which compared to $509,001 for fiscal 2004. This inventory is considered obsolete and will be disposed of and removed from Criticare's warehouse during fiscal 2006.

Total operating expenses in fiscal 2005 decreased by $2,147,534 from the prior year as a $88,005 increase in research, development and engineering expenses partially offset a $1,480,362 reduction in sales and marketing expenses and a $755,177 reduction in administrative expenses. The decrease in sales and marketing expenses was primarily due to a $471,065 decrease in the commissions earned by dealers and employees, a decrease of $339,647 in advertising, trade shows and sales promotion spending, a $405,953 decrease in operating supplies and a $434,864 decrease in payroll and related benefit expenses. Administrative expenses decreased by $755,177 mainly due to the cost containment efforts, including a reduction in consulting expenses of $117,311, a reduction in investor expenses of $66,676 and a reduction in business insurance premium expense of

$17,483. In addition, bad debt expense of $421,340 was incurred in the prior year to write off the receivable due from an international distributor as compared to the current year.

Total other income for the Company was $303,950 for the fiscal year ended June 30, 2005 which compared to total other expense of $(526,060) for fiscal 2004. The increase in other income was due in part to a foreign currency exchange gain of $131,885 related to the Company's operation in India. Moreover, other expense in the prior year included a $200,000 charge to settle a dispute with a customer, over a 1999 product installation, to avoid litigation. The Company elected to settle this issue rather than incur the significant legal and administrative costs deemed necessary to successfully defend its position. Prior year other expenses also included a $400,000 charge for the potential call of a standby letter of credit used to guarantee fund borrowings by an international distributor and a $90,000 charge to satisfy a claim for duties and Value Added Tax associated with importation of products into a foreign country on behalf of the international distributor.

FISCAL YEAR ENDED JUNE 30, 2004 COMPARED TO JUNE 30, 2003

Net sales increased $28,538 to $28,591,481 for fiscal 2004 compared to $28,562,943 for fiscal 2003. The increase resulted from an 11.9% increase in the number of units shipped that was partially offset by a 10.3% reduction in the average sales price per unit and a 6.9% decrease in accessory sales in fiscal 2004. The higher unit sales and lower average sales price per unit were driven by a large shipment of pulse oximeters to supply a government tender in Mexico. These units monitor pulse oximetry only and therefore carry a much lower average selling price than the Company's equipment that monitors multiple vital signs parameters. OEM sales in fiscal 2004 were $4,631,000 and represented 16.5% of total sales, compared to $5,457,000 (19.1% of total sales) in fiscal 2003.

The gross profit percentage of 41.2% realized in fiscal 2004 increased from the 36.5% generated in fiscal 2003. The lower margins in fiscal 2003 were driven mainly by $1,752,352 in charges to cost of goods sold to increase the obsolescence reserve for inventory associated with discontinued products and for potential obsolete inventory. Charges to cost of goods sold for potentially obsolete inventory totaled $509,001 in fiscal 2004 and this $1,217,328 reduction in charges in fiscal 2004 increased margins from fiscal 2003.

Total operating expenses in fiscal 2004 increased by $395,790 from fiscal 2003 as a $174,581 reduction in administrative expenses and a $204,748 decrease in research, development and engineering expenses partially offset a $775,119 increase in sales and marketing expenses. A $364,240 reduction in legal and consulting fees primarily related to the internal review conducted in fiscal 2003 by the Company of its import and export procedures was the main contributor to the lower administrative expenses. In addition, a final payment in fiscal 2003 of $150,000 made to the Company's former CEO and founder to satisfy past severance obligation issues increased administrative expenses in fiscal 2003 compared to fiscal 2004. These reductions were offset by the increase in bad debt expense of $331,240 related to the reserve of an international distributor receivable. The lower research, development and engineering expenses were mainly due to funding received from an OEM business partner to jointly develop a new line of highly specialized monitoring system for medical imaging applications that was partially offset by higher spending to support the project. The higher sales and marketing expenses were mainly driven by increased spending to promote the Company's new line of anesthesia monitoring products and to enter the veterinary market, including the hiring of four direct salespeople to support these efforts. Also contributing to the increase in sales and marketing spending were clinical trials conducted to test enhancements made to one of the Company's vital signs parameters.

The Company generated other expense of $526,060 in fiscal 2004 compared to other income of $1,578,176 that was recognized in fiscal 2003. Other income in fiscal 2003 included the recognition of a $1,290,252 gain on the sale of the Company's Immtech International, Inc. stock, $93,000 in profits from the completion of a medical equipment integration project with an international distributor, an $82,403 foreign currency exchange gain related to the Company's operation in India, and a $41,208 gain on the sale of the Company's building. Total other expense in fiscal 2004 included a $200,000 charge to settle a dispute with a customer, over a 1999 product installation, to avoid litigation. The Company elected to settle this issue rather than incur the significant legal and administrative costs deemed necessary to successfully defend its position. Total other expenses included a $400,000 charge for the potential call of a standby letter of credit used to guarantee fund borrowings by an international distributor. Total other expenses also included a $90,000 charge to satisfy a claim for duties and Value Added Tax associated with importation of products into a foreign country on behalf of the international distributor.

QUARTERLY RESULTS

The following table contains quarterly information, which includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation. The Company typically receives a substantial volume of its quarterly sales orders at or near the end of each quarter. In anticipation of meeting this expected demand, the Company usually builds a significant inventory of finished products throughout each quarter. If the expected volume of sales orders is not received during the quarter, or is received too late to allow the Company to ship the products ordered during the quarter, the Company's quarterly results and stock of finished inventory can be significantly affected.

Quarters Ended (Unaudited)

(in thousands, except per share data)

	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003
Net sales	$8,021	$6,055	$7,375	$5,331	$6,668	$6,571	$8,980	$6,372
Gross profit	3,068	2,430	3,101	1,871	2,702	2,809	3,685	2,574
Net income (loss)	371	(245)	152	(700)	(1,708)	(413)	412	(392)
Net income (loss) per common share – basic and diluted	0.03	(0.02)	0.01	(0.06)	(0.15)	(0.04)	0.04	(0.04)

ACCOUNTING PRONOUNCEMENTS

The Company will implement SFAS No. 123 (Revised), "Accounting for Stock-Based Compensation," as of the fiscal year 2006, beginning July 1, 2005. If the Company had elected to recognize compensation cost for the options granted during the years ended June 30, 2005 and 2004, consistent with the method prescribed by SFAS No. 123 (Revised), the net loss would have been increased by $(211,498) and $(285,566), respectively.

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, sales returns, inventories, and warranty obligations. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The Company believes the following accounting policies require its more significant judgments and estimates used in the preparation of its financial statements.

REVENUE RECOGNITION

Revenues and the costs of products sold are recognized as the related products are shipped or installed, if there are significant installation costs. This revenue recognition policy is utilized for shipment of product to customers including both distributors and end-users.

Revenues for integration contracts where Criticare Integration acts as an intermediary to supply medical equipment and supplies to medical facilities in countries in the Black Sea Economic Zone are recognized on a net basis for services rendered upon completion of the transaction giving rise to the service. Since there was no activity in fiscal 2005 or fiscal 2004 for these integration services and the activity for fiscal 2003 was not material, they are included in the accompanying statement of operations for fiscal 2003 as other income.

ESTIMATING ALLOWANCES FOR DOUBTFUL ACCOUNTS AND SALES RETURNS

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management analyzes specific accounts receivable as well as historical bad debts, customer concentrations, customer credit-worthiness, current economic trends, foreign currency movements, and changes in its customer payment terms when evaluating the allowance for doubtful accounts. If the financial condition of any of the Company's customers were to deteriorate, resulting in impairment of their ability to make payments, additional allowances may be required.

The Company also maintains a sales returns reserve in order to estimate potential future product returns related to current period revenue. Management analyzes historical returns, current economic trends, changes in customer demand, and acceptances of the Company's products when evaluating the adequacy of the sales returns reserve. Significant management judgments and estimates must be made and used in connection with establishing the sales returns reserve in any accounting period. Material differences may result in the timing of the Company's revenue if management made different judgments or utilized different estimates.

VALUATION OF INVENTORIES

Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method. The Company maintains a reserve for obsolete inventory that it utilizes to write down inventories for estimated obsolescence or unmarketable inventory equal to the difference between the carrying value of the inventory and the estimated market value. The Company determines the adequacy of the obsolescence reserve by considering historical annual usage of component parts and finished goods as well as assumptions about market conditions and forecasted demand. When items are physically disposed of the amounts are written off against the reserve. If future product demand is lower than expected or if market conditions are less favorable than those projected by the Company, additional charges to increase the obsolescence reserve may be required.

During fiscal 2005, the reserve for obsolete inventory was decreased $171,700 to $438,300 at June 30, 2005 due mainly to the disposal of obsolete inventory that had been reserved for in prior years. During fiscal 2004, the reserve for obsolete inventory was decreased $790,000 to $610,000 at June 30, 2004 due mainly to the disposal of obsolete inventory that had been reserved for in prior years.

PRODUCT WARRANTY

The Company provides for the estimated cost of product warranties at the time products are shipped based upon its historical experience providing warranty coverage. The Company's warranty obligations are affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. If actual product failure rates, material usage or service delivery costs differ from current projections, revisions to the estimated warranty reserve would be required.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2005, the Company had a cash balance of $3,680,965 as compared with its fiscal 2004 year-end cash balance of $3,738,825. The Company has continued to maintain a bank debt free balance sheet since August of 2002 when it sold its building and used the proceeds from the sale to retire the bank debt on the facility.

The Company has been able to increase its cash position by $157,895 over the last three fiscal years despite generating losses of $(3,461,414) during this period. Non-cash expenses consisting primarily of depreciation expense and provisions for obsolete inventory decreased the Company's profitability $4,195,237 during the last three fiscal years, but did not impact the Company's cash flows. Over the last three fiscal years the Company has been able to fund $1,943,895 of cash used in operations and capital spending of $1,305,605 primarily with $1,723,477 of cash provided from the exercise of stock options and $1,290,252 from the sale in fiscal 2003 of the Company's shares of Immtech International, Inc.

In fiscal 2005, $688,724 of cash was generated from the exercise of 280,337 shares of expiring stock options and an additional $131,250 of cash was generated from the exercise of 70,000 shares of expiring stock warrants. This cash provided partially offset the $726,064 of cash used in operations and the $116,167 of capital spending in fiscal 2005. In fiscal 2004, $855,664 of cash provided from the exercise of 470,725 shares under expiring stock options more than offset $413,063 of capital spending and $408,864 of cash used in operations. In fiscal 2003, the Company generated cash of $1,290,252 through the sale of its shares in Immtech International, Inc. and another $598,039 of net cash through the sale of its building and the retirement of the debt on the facility. These cash inflows more than offset the $808,967 of cash used in operations and $776,375 of capital spending in fiscal 2003.

The Company believes all future capital and liquidity requirements will be satisfied by cash generated from operations, proceeds received from the issuance of common stock related to the exercise of stock options, and its current cash balances. No major capital equipment expenditures are expected in the Company's next fiscal year ending June 30, 2006. The Company also has a $2,000,000 line of credit currently in place that could be utilized, if necessary. At June 30, 2005, there were no borrowings outstanding under this line of credit. The credit facility has covenants which require minimum income or liquidity levels. The Company was in compliance with the covenants at June 30, 2005. This line expires in June 2006.

The following table summarizes the Company's contractual cash obligations at June 30, 2005 in the categories set forth below, and the effect such obligations are expected to have on its liquidity and cash flow in future fiscal periods:

	Total	2006	2007	2008	2009	2010 and Thereafter
Operating leases	$772,042	$335,937	$327,366	$79,418	$27,283	$2,038
Capital leases	310,320	82,560	82,560	82,560	52,140	10,500
Contract Mfg obligations	555,000	555,000	—	—	—	—
Other long-term obligations	23,708	15,147	7,902	659	—	—
Total contractual obligations	$1,661,070	$988,644	$417,828	$162,637	$79,423	$12,538

FORWARD-LOOKING STATEMENTS

A number of the matters and subject areas discussed herein that are not historical or current facts deal with potential future circumstances and developments. These include anticipated product introductions, expected future financial results, liquidity needs, financing ability, management's or the Company's expectations and beliefs and similar matters discussed in Management's Discussion and Analysis or elsewhere herein. The discussions of such matters and subject areas are qualified by the inherent risk and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience.

The Company's business, operations and financial performance are subject to certain risks and uncertainties which could result in material differences in actual results from management's or the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, demand for the Company's products, costs of operations, the development of new products, the reliance on single sources of supply for certain components in the Company's products, government regulation, health care cost containment programs, the effectiveness of the Company's programs to manage working capital and reduce costs, competition in the Company's markets, compliance with product safety regulations and product liability and product recall risks, risks relating to international sales and compliance with U.S. export regulations, unanticipated difficulties in outsourcing the manufacturing of the majority of its products to foreign manufacturers and risks related to foreign manufacturing, including economic and political instability, trade and foreign tax laws, production delays and cost overruns and quality control.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has a demand line of credit facility with a commercial bank with interest payable monthly at 25 basis points below the bank's reference rate. The Company had no borrowings outstanding under this bank facility at June 30, 2005, 2004, and 2003. Due historically to the lack of need to borrow from this credit facility and due to the Company's current cash position, the Company is not subject to financial risk on this obligation if interest rates in the market change significantly.

The Company's net sales are primarily denominated in United States dollars, except for a small amount of net sales from the Company's operations in India which are denominated in Indian rupees. As a result, part of the Company's accounts receivable are denominated in rupees and translated into U.S. dollars for financial reporting purposes. A 10% change in the exchange rate of the U.S. dollar with respect to the Indian rupee would not have a material adverse effect on the Company's financial condition or results of operations for the fiscal year ended June 30, 2005. The Company does not use any hedges or other derivative financial instruments to manage or reduce exchange rate risk.

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2005 AND 2004

Assets (Note 6)

	2005	2004
CURRENT ASSETS:		
Cash and cash equivalents (Notes 1 and 10)	$3,680,965	$3,738,825
Accounts receivable, less allowance for doubtful accounts of $300,000 and $260,000, respectively (Note 1)	6,847,432	6,489,885
Other receivables (Note 1)	645,479	359,806
Inventories (Notes 1 and 2)	5,551,093	6,270,177
Prepaid expenses	255,104	364,375
Total current assets	16,980,073	17,223,067
PROPERTY, PLANT AND EQUIPMENT (Note 1):		
Machinery and equipment	2,800,269	2,675,093
Furniture and fixtures	947,726	937,906
Leasehold improvements	220,407	218,423
Demonstration and loaner monitors	1,352,267	1,093,297
Production tooling	2,009,809	2,030,618
Property, plant and equipment – cost	7,330,478	6,955,337
Less accumulated depreciation	5,320,061	4,713,049
Property, plant and equipment – net	2,010,417	2,242,288
OTHER ASSETS (Notes 1 and 3):		
License rights and patents – net	69,983	76,985
Total other assets	69,983	76,985
TOTAL ASSETS	$19,060,473	$19,542,341

See notes to consolidated financial statements.

Liabilities and Stockholders' Equity

	2005	2004
CURRENT LIABILITIES:		
Accounts payable	$3,033,559	$3,237,406
Accrued liabilities:		
Compensation and commissions	900,636	863,113
Product warranties (Notes 1 and 4)	452,000	444,000
Liability under guarantees (Note 13)	—	490,000
Out of court settlement	—	200,000
Obligations under capital lease (Note 12)	62,739	57,712
Other	191,807	174,395
Total current liabilities	4,640,741	5,466,626
LONG-TERM LIABILITIES:		
Obligations under capital lease (Note 12)	202,031	264,770
Other long-term obligations	8,561	21,646
Total long-term liabilities	210,592	286,416
COMMITMENTS AND CONTINGENCIES (Notes 7, 9 and 12)		
TOTAL LIABILITIES	4,851,333	5,753,042
STOCKHOLDERS' EQUITY (Notes 1 and 8):		
Preferred stock - $.04 par value, 500,000 shares authorized, no shares issued or outstanding	—	—
Common stock - $.04 par value, 15,000,000 shares authorized, 11,925,086 and 11,574,749 shares issued, and 11,812,493 and 11,450,021 outstanding, respectively	477,003	462,990
Additional paid-in capital	24,775,995	23,965,900
Common stock held in treasury (112,593 and 124,728 shares, respectively)	(386,834)	(409,439)
Retained earnings (accumulated deficit)	(10,648,912)	(10,226,670)
Cumulative translation adjustment	(8,112)	(3,482)
Total stockholders' equity	14,209,140	13,789,299
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$19,060,473	$19,542,341

See notes to consolidated financial statements.

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED JUNE 30, 2005, 2004 AND 2003

	2005	2004	2003
NET SALES (Notes 10 and 11)	$26,781,627	$28,591,481	$28,562,943
COST OF GOODS SOLD	16,311,144	16,821,782	18,131,293
GROSS PROFIT	10,470,483	11,769,699	10,431,650
OPERATING EXPENSES:			
Sales and marketing (Note 1)	5,670,505	7,150,867	6,375,748
Research, development and engineering (Note 1)	2,620,134	2,532,129	2,736,877
Administrative (Note 9)	2,906,039	3,661,216	3,835,797
Total	11,196,678	13,344,212	12,948,422
LOSS FROM OPERATIONS	(726,195)	(1,574,513)	(2,516,772)
OTHER (EXPENSE) INCOME:			
Interest expense (Note 12)	(28,848)	(9,282)	(91,533)
Interest income	58,710	37,176	51,197
Foreign currency exchange gain (Note 1)	131,885	—	82,403
Gain on sale of stock (Note 1)	—	—	1,290,252
Other income (expense)	142,203	(553,954)	245,857
Total	303,950	(526,060)	1,578,176
LOSS BEFORE INCOME TAXES	(422,245)	(2,100,573)	(938,596)
INCOME TAX PROVISION (Notes 1 and 5)	—	—	—
NET LOSS	$(422,245)	$(2,100,573)	$(938,596)
NET LOSS PER COMMON SHARE (Note 1)			
Basic and diluted	$(0.04)	$(0.19)	$(0.08)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 1)			
Basic and diluted	11,514,786	11,240,685	11,071,735

See notes to consolidated financial statements.

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED JUNE 30, 2005, 2004 AND 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Common Stock Shares	Treasury Cost	Subscriptions Receivable	Retained Earnings (Accumulated Deficit)	Cumulative Translation Adjustment	Unrealized Gain on Investment	Total Stockholders' Equity
Balance, June 30, 2002	11,199,524	$447,981	$23,350,124	100,890	$(309,059)	$(225,000)	$(7,187,501)	$5,832	$2,304,689	$18,387,066
Net loss							(938,596)			(938,596)
Unrealized holding (loss) arising during period									(1,014,437)	(1,014,437)
Reclassification (gain) included in net income									(1,290,252)	(1,290,252)
Cumulative translation adjustment								(9,314)		(9,314)
Comprehensive income/(loss)										(3,252,599)
Exercise of options	4,500	180	7,133							7,313
Employee common stock purchased from treasury			2,987	(5,798)	10,800					13,787
Repurchase of Company stock				35,100	(121,359)					(121,359)
Balance, June 30, 2003	11,204,024	$448,161	$23,360,244	130,192	$(419,618)	$(225,000)	$(8,126,097)	$(3,482)	$0	$15,034,208
Net loss							(2,100,573)			(2,100,573)
Comprehensive income/(loss)										
Exercise of options	370,725	14,829	600,455			225,000				840,284
Employee common stock purchased from treasury			5,201	(5,464)	10,179					15,380
Balance, June 30, 2004	11,574,749	$462,990	$23,965,900	124,728	$(409,439)	$0	$(10,226,670)	$(3,482)	$0	$13,789,299
Net loss							(422,242)			(422,242)
Cumulative translation adjustment								(4,630)		(4,630)
Comprehensive income/(loss)										(426,872)
Exercise of options	280,337	11,213	677,511							688,724
Exercise of warrants	70,000	2,800	128,450							131,250
Employee common stock purchased from treasury			4,134	(12,135)	22,605					26,739
Balance, June 30, 2005	11,925,086	$477,003	$24,775,995	112,593	$(386,834)	$0	$(10,648,912)	$(8,112)	$0	$14,209,140

See notes to consolidated financial statements.

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED JUNE 30, 2005, 2004 AND 2003

	2005	2004	2003
OPERATING ACTIVITIES:			
Net loss	$(422,245)	$(2,100,573)	$(938,596)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation	588,559	635,322	881,703
Amortization	7,002	7,001	7,001
Gain on sale of fixed assets	—	—	(41,208)
Provision for doubtful accounts	40,000	393,758	38,566
Provision for obsolete inventory	(171,700)	509,001	1,752,352
Gain on sale of Immtech stock	—	—	(1,290,252)
Changes in assets and liabilities:			
Accounts receivable	(397,548)	(1,256,444)	(425,683)
Other receivables	(285,673)	193,341	191,072
Inventories	650,266	(469,269)	(934,389)
Prepaid expenses	109,271	(23,441)	112,413
Accounts payable	(203,846)	964,452	(58,543)
Accrued liabilities	(640,150)	737,988	(103,403)
Net cash used in operating activities	(726,064)	(408,864)	(808,967)
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment, net	(116,167)	(413,063)	(776,375)
Proceeds from sale of fixed assets	—	—	3,795,164
Proceeds from sale of Immtech stock	—	—	1,290,252
Net cash (used in) provided by investing activities	(116,167)	(413,063)	4,309,041
FINANCING ACTIVITIES:			
Repurchase of Company common stock	—	—	(121,359)
Retirement of long-term debt	—	—	(3,197,125)
Retirement of obligation under capital lease	(57,712)	(11,358)	—
Proceeds from issuance of common stock	846,713	855,664	21,100
Net cash provided by (used in) financing activities	789,001	844,306	(3,297,384)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(4,630)	—	(9,314)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(57,860)	22,379	193,376
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,738,825	3,716,446	3,523,070
CASH AND CASH EQUIVALENTS, END OF YEAR	$3,680,965	$3,738,825	$3,716,446
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for:			
Income taxes paid—net	$2,506	$3,053	$6,013
Interest	26,596	11,535	110,322
Noncash investing and financing activities:			
Cost of fixed asset disposals	61,522	1,898,210	3,754,245
Property, Plant, and Equipment acquired under capital lease	—	333,840	—
Holding (loss) on investment in Immtech	—	—	(1,014,437)

See notes to consolidated financial statements.

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2005, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Criticare Systems, Inc. designs, manufactures and markets patient monitoring equipment and related accessories to the health care community worldwide and is headquartered in Waukesha, Wisconsin. The Company sells domestically primarily to oral and stand-alone general surgery centers and hospitals through regional sales managers and a dealer network. Internationally, the Company sells mainly to hospitals through country managers and a worldwide dealer network. In addition, the Company sells modules and stand-alone monitors worldwide to original equipment manufacturers ("OEMs").

Principles of Consolidation – The consolidated financial statements include the accounts of Criticare Systems, Inc. (the "Company") and its wholly owned subsidiaries: Criticare International GmbH Marketing Services ("Criticare International"), CSI Trading, Inc. ("CSI Trading"), Criticare Service GmbH ("Criticare Service"), Criticare Biomedical, Inc. ("Criticare Biomedical"), Sleep Care, Inc. ("Sleep Care"), and Criticare Integration, Inc. ("Criticare Integration"). CSI Trading was incorporated in November 1996 to assist with European marketing activities and includes an operation in India. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents – The Company considers all investments with purchased maturities of less than three months to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts – Accounts receivable are customer obligations due under normal trade terms. The Company sells its products to distributors, original equipment manufacturers, and end users in medical facilities such as hospitals, surgery centers, nursing homes, and physician offices. The Company performs continuing credit evaluations of its customers' financial condition and although it generally does not require collateral, letters of credit may be required from customers in certain circumstances.

Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. The general reserve in the allowance for doubtful accounts is a calculation based upon the accounts receivable balance and the historical effectiveness of Criticare's collection of those receivables. The general reserve as of June 30, 2005 and 2004 is $89,602 and $53,748, respectively. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes its allowance for doubtful accounts as of June 30, 2005 and 2004 is adequate. However, actual write-offs might exceed the recorded allowance.

Inventories – Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method.

Investments – In accordance with Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. The Company's investments were in marketable equity securities and were classified as available-for-sale securities. The Company's investment in stock of Immtech International, Inc. was sold at a gain in 2003. There were no held-to-maturity or trading securities as of June 30, 2005.

Other Receivables – Other receivables in fiscal 2005 and 2004 consist mainly of tender deposits in the amount of $145,090 and $122,218, respectively, and receivables to be paid via letters of credit amounting to $256,627 and $81,862, respectively.

Property, Plant and Equipment – Property, plant and equipment is recorded at cost. Each member of the Company's sales force is provided with demonstration monitors to assist them in their sales efforts. The Company also has loaner monitors which are used to temporarily replace a customer's unit when it is being repaired or upgraded. Depreciation is provided over the estimated useful lives of the assets. The building, which was sold in August 2002, was being depreciated over 40 years prior to the sale. The estimated useful lives of other property and equipment are as follows:

Classification	Estimated Useful Lives
Machinery and equipment	5-7 years
Furniture and fixtures	5 years
Leasehold improvements	4-5 years
Demonstration and loaner monitors	4 years
Production tooling	5-7 years

The Company periodically assesses the recoverability of long-lived assets, including property and equipment and intangibles, in accordance with the Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 144"), when indications of potential impairment exist. The amount of any impairment is calculated by comparing the estimated fair market value with the carrying value of the related asset. Management considers such factors as current operating results, trends, and future prospects, in addition to other economic factors in performing this analysis. No such impairments exist at June 30, 2005 and 2004.

License Rights and Patents – The Company adopted SFAS 142, "Goodwill and Other Intangible Assets," during the period ended

June 30, 2003 to account for its license rights and patents. License rights and patents are carried at cost and are amortized using the straight-line method over their estimated useful life as follows:

Classification	Estimated Useful Life
License rights and patents	17 years

License rights and patents are evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Revenue Recognition – Revenues and the costs of products sold are recognized as the related products are shipped or installed, if there are significant installation costs. This revenue recognition policy is utilized for shipment of product to customers, including both distributors and end-users.

Shipping Costs – Any shipping costs that are billable to the customer are included in revenue and all shipping costs are included in cost of goods sold in the accompanying consolidated statements of operations.

Product Warranties – Estimated costs for product warranties are accrued for and charged to operations as the related products are shipped and installed.

Marketing Expenses – Marketing expenses include all of the Company's sales related costs. Bad debt expense totaled $87,695, $393,758 and $38,566 in fiscal 2005, 2004 and 2003, respectively.

Advertising Costs – Advertising costs are expensed as incurred. Advertising costs totaled $68,120, $101,174, and $76,950 for the years ended June 30, 2005, 2004, and 2003, respectively.

Research and Development Expenses – Research and development costs are charged to operations as incurred. Such expenses totaled $2,561,386, $2,271,476 and $2,503,137 in fiscal 2005, 2004, and 2003, respectively.

Income Taxes – The Company accounts for income taxes using an asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The Company pays income taxes in certain states that require an annual minimum tax. These taxes are included in administrative expenses in the consolidated statements of operations.

Translation of Foreign Currency – The Company follows the translation policy as provided by Financial Accounting Standards No. 52, "Foreign Currency Translation" in translating the financial statements of its operation in India from Indian rupees to U.S. dollars. Accordingly, assets and liabilities are translated at the rate of exchange at the balance sheet date. Income and expense items are translated at the average exchange rate prevailing throughout the year.

Net Loss Per Common Share – Basic loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the periods. The basic and diluted weighted average number of common shares outstanding in the financial statements are the same in fiscal years 2005, 2004, and 2003 because including a diluted calculation in a loss position would produce an anti-dilutive per share amount. The number of diluted weighted average common shares outstanding would be higher by 131,230 shares in 2005, 335,215 shares in 2004, and 328,172 shares in 2003 without this anti-dilutive impact.

Stock Options – The Company grants options to purchase Criticare Systems, Inc. common shares under stock option plans that are described more fully in Note 8. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and the additional disclosures required by SFAS No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure", but applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. The Company will implement SFAS No. 123 (Revised), "Accounting for Stock-Based Compensation," as of the fiscal year 2006, beginning July 1, 2005. If the Company had elected to recognize compensation cost for the options granted during the years ended June 30, 2005, 2004 and 2003, consistent with the method prescribed by SFAS No. 123, net loss and net loss per share would have been changed to the pro forma amounts indicated below:

Years Ended June 30

	2005	2004	2003
Net loss – as reported	$(422,245)	$(2,100,573)	$(938,596)
Less compensation expense for options granted	211,498	285,566	173,152
Net loss – pro forma	$(633,743)	$(2,386,139)	$(1,111,748)
Net loss per common share – as reported	$(0.04)	$(0.19)	$(0.08)
Less compensation expense for options granted	0.02	0.02	0.02
Net loss per common share – pro forma (basic and diluted)	$(0.06)	$(0.21)	$(0.10)

Fair Value of Financial Instruments – The Company's financial instruments under SFAS No. 107 "Disclosure About Fair Value of Financial Instruments," includes cash, accounts receivable, accounts payable, borrowings under line of credit facility and long-term debt. The Company believes that the carrying amounts of these accounts are a reasonable estimate of their fair value because of the short-term nature of such instruments or, in the case of long-term debt because of interest rates available to the Company for similar obligations.

Comprehensive Income – In 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments and unrealized gains on investments, and is presented in the consolidated statements of stockholders' equity.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications – Certain amounts from the fiscal 2004 financial statements have been reclassified to conform to the fiscal 2005 presentation.

2. INVENTORIES

Inventories consist of the following as of June 30

	2005	2004
Component parts	$3,573,396	$1,988,414
Work in process	1,085,172	781,156
Finished units	1,330,825	4,110,607
Total inventories	5,989,393	6,880,177
Less: reserve for obsolescence	438,300	610,000
Net inventory	$5,551,093	$6,270,177

3. LICENSE RIGHTS AND PATENTS

The components of and changes in the carrying amount of license rights and patents are as follows:

	2005	2004
License rights and patents	$196,777	$196,777
Accumulated amortization	(126,794)	(119,792)
Net license rights and patents	$69,983	$76,985

Future amortization of license and patents is as follows at June 30, 2005:

	Year ended June 30
2006	$7,001
2007	7,001
2008	7,001
2009	7,001
2010	7,001
Thereafter	34,978
Total	$69,983

Approximately $7,000 of amortization was charged to operations in each of the fiscal years ended June 30, 2005, 2004, and 2003.

4. PRODUCT WARRANTY

The Company's products are subject to warranties, and therefore liabilities are established for the estimated future costs of repair or replacement and included in cost of sales at the time the related sale is recognized. These liabilities are adjusted based on management's best estimates of future warranty costs after considering historical and projected product failure rates and product repair costs. In the event that actual experience differs from these best estimates, changes in the Company's warranty liabilities might become necessary.

Changes in the Company's warranty liability for fiscal years 2005 and 2004 are as follows:

	2005	2004
Balance, beginning of year	$444,000	$312,000
Warranties issued	297,955	453,212
Settlements	(289,955)	(321,212)
Changes in estimated pre-existing warranties	—	—
Balance, end of year	$452,000	$444,000

The Company's warranty settlements for fiscal 2003 totaled $352,865.

5. INCOME TAXES

The Company accounts for income taxes using an asset and liability approach which generally requires the recognition of deferred income tax assets and liabilities based upon the expected future income tax consequences of events that have previously been recognized in the Company's financial statements or tax returns. In addition, a valuation allowance is recognized if it is more likely than not that some or all of the deferred income tax asset will not be realized. A valuation allowance is used to offset the related net deferred income tax assets due to uncertainties of realizing the benefits of certain net operating loss and tax credit carryforwards.

The valuation allowance was increased $360,000 in 2005 and $1,095,000 in 2004.

Significant components of the Company's deferred income tax assets and deferred income tax liabilities are as follows:

			June 30
	2005	2004	2003
Deferred income tax assets:			
Accounts receivable and sales allowances	$148,000	$133,000	$148,000
Inventory allowances	196,000	269,000	580,000
Product warranties	177,000	174,000	122,000
Other accrued liabilities	146,000	135,000	122,000
Severance pay accrual	9,000	14,000	21,000
Federal net operating loss carryforwards	6,004,000	5,772,000	4,543,000
State net operating loss carryforwards	601,000	574,000	502,000
Federal tax credit carryforwards	198,000	198,000	198,000
Excess of book over tax depreciation and amortization	116,000	0	0
Investment losses not deducted	118,000	118,000	118,000
Total deferred income tax assets	7,713,000	7,387,000	6,354,000
Deferred income tax liabilities:			
Excess of tax over book depreciation and amortization	0	(22,000)	(106,000)
Prepaid expenses	(42,000)	(54,000)	(32,000)
Total deferred income tax liabilities	(42,000)	(76,000)	(138,000)
Valuation allowance	(7,671,000)	(7,311,000)	(6,216,000)
Net deferred income taxes recognized in the consolidated balance sheets	$0	$0	$0

At June 30, 2005, the Company had federal net operating loss carryforwards of approximately $17,661,000 which expire in 2008 through 2025. At June 30, 2005, the Company had available for federal income tax purposes approximately $87,000 of alternative minimum tax credit carryforwards which carry forward indefinitely and approximately $111,000 of tax credit carryforwards which expire in the years 2007 through 2009. The Company also has approximately $12,022,000 of state net operating loss carryforwards, which expire in 2005 through 2020, available to offset certain future state taxable income.

The income tax provision consists of the following:

	2005	2004	2003
Current			
Federal	$0	$0	$0
State	0	0	0
Total income tax provision	$0	$0	$0

A reconciliation of the provision for income taxes (benefit) at the federal statutory income tax rate to the effective income tax rate follows:

	2005	2004	2003
Federal statutory income tax rate	(34.0)%	(34.0)%	(34.0)%
Losses for which no benefit was provided	77.2	49.1	33.0
Stock options and warrants	(46.0)	15.5	(0.3)
Other – net	2.8	0.4	1.3
Effective income tax rate	0%	0%	0%

6. LINE OF CREDIT FACILITY

At June 30, 2005, the Company had a $2,000,000 demand line of credit facility with a commercial bank to meet its short-term borrowing needs. Borrowings against the line were payable on demand with interest payable monthly at the bank's reference rate, less 0.25% (6.00% as of June 30, 2005). As of June 30, 2005, 2004, and 2003 there were no borrowings against the line. Borrowings under the line of credit facility are collateralized by substantially all assets of the Company. The credit facility has covenants which require minimum income or liquidity levels. The Company was in compliance with the covenants at June 30, 2005.

7. CONTINGENCIES

From time to time, various lawsuits arise out of the normal course of business. These proceedings are handled by outside counsel. Currently management is not aware of any claim or action pending against the Company that would have a material adverse effect on the Company.

8. STOCKHOLDERS' EQUITY

Stock Options – At the annual stockholders meeting held on November 14, 2003, the Company's stockholders approved the Criticare Systems, Inc. 2003 Stock Option Plan (the "2003 Plan"). This 2003 Plan replaced the 1992 Employee Stock Option Plan and the 1992 Non-Employee Stock Option Plan (collectively, the "1992 Plans") and 179,380 reserved shares of common stock available under the 1992 Plans were moved to the 2003 Plan. The stockholders also approved 250,620 shares being available for future grants in addition to the 179,380 shares currently available, for a total of 430,000 shares authorized for issuance under the 2003 Plan. The Company also has options outstanding under two plans which existed prior to the approval of the 1992 Plans, the 1987 Employee Stock Option Plan and the 1987 Non-Employee Stock Option Plan (collectively with the 1992 Plans, the "Old Plans"). As a result of the approval of the 2003 Plan, no new stock options can be granted under the Old Plans, although the Company can regrant existing stock options under the Old Plans to extend the terms of such options. The Board of Directors has authorized in connection with these stock option plans the issuance of 2,710,620 reserved shares of common stock, of which 45,624 reserved shares remain available for future issuance at June 30, 2005. The Board of Directors increased the number of reserved shares for issuance under the Plans from 1,720,000 to 2,220,000 during 2001, from 2,220,000 to 2,460,000 during 2002, and from 2,460,000 to 2,710,620 during 2003. The activity during 2003, 2004 and 2005 for the above plans is summarized as follows:

	Number of Shares	Stock Options Price Range	Weighted Avg. Exercise Price
Outstanding at June 30, 2002	1,209,620	$1.50-4.40	$2.26
Granted	273,950	2.88-3.11	2.91
Cancelled	(52,700)	2.97-3.62	3.18
Exercised	(4,500)	1.63	1.63
Outstanding at June 30, 2003	1,426,370	1.50-4.40	2.35
Granted	414,000	3.05-4.37	3.19
Cancelled	(39,750)	1.63-4.30	3.21
Exercised	(370,725)	1.50-2.97	1.66
Outstanding at June 30, 2004	1,429,895	1.88-4.40	2.75
Granted	96,000	2.25-5.13	2.97
Cancelled	(189,200)	2.88-3.75	3.16
Exercised	(280,337)	1.88-4.30	2.46
Outstanding at June 30, 2005	1,056,358	1.88-5.13	2.77

The following table summarizes information about stock options outstanding as of June 30, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding At June 30, 2005	Weighted Average Remaining Contractual Life-Years	Weighted Average Exercise Price	Shares Exercisable at June 30, 2005	Weighted Average Exercise Price
$1.88-2.88	451,250	2.39	$2.34	310,625	$2.15
2.97-4.40	605,108	5.16	3.10	347,728	3.05
$1.88-4.40	1,056,358	3.97	$2.77	658,353	$2.62

The weighted average exercise price of exercisable options at June 30, 2005, 2004, and 2003 was $2.62, $2.56, and $2.18, respectively.

Outstanding options have fixed terms and are exercisable over a period determined by the Compensation Committee of the Company's Board of Directors but no longer than ten years after the date of grant.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and the additional disclosures required by SFAS No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure", but applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. The fair value of stock options is the estimated present value at the grant date using the Black-Scholes option-pricing model. The weighted average fair market value of the options granted during fiscal 2005, 2004, and 2003, along with the assumptions used, follows below:

	Years Ended June 30		
	2005	2004	2003
Weighted average fair market value of options granted during the fiscal year ended June 30	$1.62	$0.95	$0.69
Assumptions used:			
Expected volatility	55.0%	80.0%	80.0%
Risk-free interest rate	3.74%	4.39%	2.87%
Expected option life (in years)	6.25	9.40	4.40

Stock Warrants – In February 1998, the Company executed a warrant agreement with a consultant. The warrant agreement provided for the issuance of warrants to purchase up to 150,000 shares of common stock at a price of $3.00 per share. The warrant was exercisable as to 30,000 shares upon execution of the agreement and the warrants to purchase the remaining 120,000 shares were to be exercisable if certain performance parameters were achieved by February 1999. No such parameters were achieved. These warrants expired in February 2003, but were amended. The 30,000 warrants were extended for an additional five years with an exercise price of $2.88 per share which represents the closing price of the Company's stock on the date the warrants were amended. The fair value of the extended warrants, based on the estimated present value at the grant date using the Black-Scholes pricing model, totaled $24,990 and was expensed during the year in which they were extended, fiscal 2003.

In December 2000, the Company executed another warrant agreement with the consultant. The warrant agreement provides for the issuance of warrants to purchase up to 70,000 shares of common stock at a price of $1.875 per share. The warrant vests over a four year period in four equal increments each year on the anniversary date of the warrant. The warrant terminates as to any shares that are unvested at the time the consultant ceases to provide consulting services to the Company. As of December 21, 2004, the warrant had fully vested. During fiscal 2005, this warrant was exercised in full to purchase 70,000 shares. The fair value of this warrant is the estimated present value at the grant date using the Black-Scholes pricing model. The fair value is then expensed evenly over the vesting period of each of the grants. Based upon the pricing model and vesting period, Criticare recognized consulting expense of $0, $0 and $766, respectively, for fiscal 2005, 2004 and 2003 in accounting for this warrant.

Preferred Stock – The Company's Board of Directors has the authority to determine the relative rights and preferences of any series it may establish with respect to the 500,000 shares of $.04 par value authorized preferred shares. As of June 30, 2005, no preferred stock was issued or outstanding.

On March 27, 1997, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company. The dividend was made on April 24, 1997 to the stockholders of record on that date to purchase Preferred Stock ("Preferred") upon the occurrence of certain events. The Rights will be exercisable the tenth business day after a person or group acquires 20% of the Company's common stock, or makes an offer to acquire 30% or more of the Company's common stock. When exercisable, each right entitles the holder to purchase for $25, subject to adjustment, one-hundredth of a share of Preferred for each share of common stock owned. Each share of Preferred will be entitled to a minimum preferential quarterly dividend of $25 per share, but not less than an aggregate dividend of 100 times the common stock dividend. Each share will have 100 votes, voting together with the common stock. In the event of any merger, each share of Preferred will be entitled to receive 100 times the amount received per share of common stock. The Rights expire on April 1, 2007.

Common Stock Held in Treasury – At June 30, 2005 and 2004, the Company held in Treasury 112,593 and 124,728 shares of common stock, respectively. On February 28, 2002, the Criticare Board of Directors approved the purchase in the open market of up to 500,000 shares of Criticare common stock. At June 30, 2005 and 2004, the Company held in Treasury 76,223 shares of common stock purchased in accordance with this stock buyback program.

9. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan which covers substantially all employees. Company contributions to the plan are discretionary and determined annually by the Company's Board of Directors. The Company's contributions were approximately $97,000, $96,000, and $92,000 in 2005, 2004 and 2003, respectively.

10. BUSINESS AND CREDIT CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, certificates of deposit, and accounts receivable. These financial instruments are carried at approximate fair value, less appropriate allowance, due to their short maturities.

The Company maintains cash balances which at times may exceed federally insured limits. As of June 30, 2005 and 2004, the Company held $3,380,965 and $3,425,816, respectively, in excess of federally insured limits. The Company's management evaluates the creditworthiness of the financial institutions in which it places its cash. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk for cash accounts.

The Company is a manufacturer of medical monitors and telemetry products whose customers include hospitals and alternative health care sites throughout the world. Although the Company's products are sold primarily to health care providers, concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's large number of customers, their geographic dispersion, and the Company's credit evaluation process. The Company currently coordinates substantially all international sales and distribution activities through its headquarters in Waukesha, Wisconsin. Other than inventory and accounts receivable for the Company's operation in India totaling approximately $1.3 million, identifiable assets located outside of the United States are insignificant in relation to the Company's total assets. Net export sales by geographic area are as follows:

	2005	2004	2003
Europe and Middle East	$7,182,000	$7,164,000	$7,812,000
Pacific Rim	1,787,000	1,389,000	1,614,000
Canada and Central and South America	2,689,000	3,246,000	2,218,000
Export net sales	$11,658,000	$11,799,000	$11,644,000
U.S. net sales	15,124,000	16,792,000	16,919,000
Total net sales	$26,782,000	$28,591,000	$28,563,000

Note: Sales in Europe and the Middle East have been combined above due to joint sales responsibility in these areas. No foreign country made up more than 10% of the Company's total net sales.

11. OTHER BUSINESS CONCENTRATIONS

During 2003, the Company entered into an OEM agreement with a customer to jointly develop and exclusively sell a highly specialized medical monitoring product to the OEM. In July 2004, Criticare shipped the initial prototypes of this monitoring product to this OEM and in January 2005 production shipments began. Sales to this customer approximated $3,100,000 in fiscal 2005, which represented approximately 12% of the Company's total net sales. The Company had a receivable balance from this customer of $1,373,836 on June 30, 2005, which represented 20% of the Company's total receivables as of this date.

During 1999, the Company entered into an OEM agreement with a customer. Sales to this customer approximated $2,129,000, $3,580,000, and $3,723,000 in fiscal 2005, 2004, and 2003, respectively, which represented approximately 8%, 13% and 13% of the Company's total net sales in each of these fiscal years. The Company had a receivable balance from this customer of $218,891, $295,463, and $396,775 on June 30, 2005, 2004, and 2003, respectively, which represented 3%, 4%, and 6% of the Company's total receivables as of these dates.

In fiscal 2001, the Company entered into agreements with two offshore contract manufacturing firms to supply finished products. During fiscal 2005, the Company ended the supply partnership agreement with one of the contract manufacturing firms. A summary of the purchases and outstanding payables to these two companies for the years ended June 30, 2005, 2004, and 2003 follows below:

	2005	2004	2003
Supplier I - Purchases	$6,193,106	$6,756,279	$6,710,734
% of total purchases	29.5%	30.0%	25.6%
Accounts payable balance	$610,479	$1,227,116	$1,034,427
% of total payables	20.1%	37.9%	45.5%
Supplier II - Purchases	$270,058	$1,115,484	$2,958,231
% of total purchases	1.3%	5.0%	11.3%
Accounts payable balance	$0	$200,978	$114,975
% of total payables	0.0%	6.2%	5.1%

12. COMMITMENTS

The Company leases various equipment under both operating leases and a capital lease, which expire at various dates through fiscal 2010.

On January 19, 2004 the Company entered into a lease agreement for the hardware and software for a new business system. This lease has been accounted for as a capital lease in accordance with SFAS No. 13, "Accounting for Leases". The following is an analysis of this capital lease:

	June 30, 2005	June 30, 2004
Machinery and equipment	$333,840	$333,840
Less accumulated depreciation	(71,537)	(23,846)
Net	$262,303	$309,994

Depreciation expense was $47,691 and $23,846, respectively, in fiscal 2005 and 2004.

In August 2002 the Company sold its facility headquartered in Waukesha, Wisconsin and leased back approximately 62% of the building's square footage through August 2007. Rent expense was $337,281 in 2005 and $328,268 in 2004 for the five year building lease and all other lease commitments.

The following is a schedule by years of the future minimum lease payments under this capital lease and future minimum rental payments required under operating leases, together with the present value of the net minimum lease payments at June 30, 2005:

Fiscal year ending June 30

	Capital Lease	Operating Leases
2006	$82,560	$335,937
2007	82,560	327,366
2008	82,560	79,418
2009	52,140	27,283
2010 and thereafter	10,500	2,038
Total minimum lease payments	$310,320	$772,042
Less amount representing interest	(45,550)	—
Present value of net minimum lease payments	$264,770	—
Less current portion at June 30, 2005	62,739	—
Long-term portion at June 30, 2005	$202,031	—

During fiscal 2001, the Company entered into supply partnership agreements with two offshore contract manufacturing firms that exclusively manufacture medical devices in a regulated environment. These two firms manufacture specific products designated by the Company in accordance with formal purchase orders. The initial term of the agreements is for a period of three years and is automatically extended for additional periods of two years each, unless either party gives written notice at least sixty days prior to the end of the initial term or the then current extension term. During fiscal 2005, the Company ended the supply partnership agreement with one of the contract manufacturing firms. To ensure an adequate supply of products manufactured by this company is maintained, the remaining agreement requires that this firm keeps on hand in its finished goods inventories one full month of supply of all products under current purchase orders. At June 30, 2005 and 2004, a one month supply of product maintained at the firm would total approximately $555,000. In the event the Company would cancel a purchase order under the agreement, the Company would be required to purchase at cost all raw materials, work-in-progress and finished goods inventories for that purchase order. The total work-in-process and raw material inventories for the agreement is approximately $555,000. In addition, any property or equipment that this firm purchased specifically for the production of the Company's products would be purchased at mutually agreed upon prices. There have not been any purchase order cancellations under this agreement.

13. GUARANTEES

Criticare Integration, a wholly owned U.S. subsidiary of the Company, was incorporated on April 8, 2003 to supply medical equipment and supplies to medical facilities in countries in the Black Sea Economic Zone (Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Romania, and the Ukraine). The Company had set up a standby letter of credit for $400,000 on behalf of a Romanian company it was working with in connection with this new venture. In fiscal 2004, Criticare recognized a charge to other expenses in the amount of $400,000 to reserve for the impending call of this guarantee. In addition, Criticare also had an outstanding receivable due from the international distributor relating to equipment sold by Criticare to the international distributor. In fiscal 2004, Criticare believed that it would be unlikely to be able to collect the receivable due from the international distributor or recover the equipment shipped. Accordingly, Criticare set up an allowance for the expected write off in the amount of $421,000. A reserve in the amount of $90,000 was also established to satisfy a claim for duties and Value Added Tax associated with importation of products into a foreign country on behalf of the international distributor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Criticare Systems, Inc.:

Waukesha, Wisconsin

We have audited the accompanying consolidated balance sheets of Criticare Systems, Inc. as of June 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Criticare Systems, Inc. at June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

/s/ BDO Seidman, LLP
Milwaukee, Wisconsin
August 12, 2005

FACT SHEET AS OF JUNE 30, 2005
COMMON STOCK MARKET PRICE RANGE AND DIVIDEND POLICY

The Company's common stock is traded on the American Stock Exchange under the symbol "CMD". As of June 30, 2005, there were approximately 220 holders of record of the common stock. The Company has never paid dividends on its common stock and has no plans to pay cash dividends in the foreseeable future.

Years Ended June 30

	2005		2004	
Quarter Ended:	High	Low	High	Low
September 30	$2.95	$1.74	$3.85	$3.08
December 31	$3.71	$1.97	$4.10	$3.07
March 31	$3.72	$3.00	$4.45	$3.62
June 30	$5.16	$2.90	$4.08	$2.85

AMEX Symbol: CMD

Corporate General Counsel
Reinhart Boerner Van Deuren s.c.
Milwaukee, Wisconsin

Patent, Trademark and Copyright Counsel
Reinhart Boerner Van Deuren s.c.
Milwaukee, Wisconsin

Transfer Agent and Registrar
LaSalle Bank National Association
Chicago, Illinois

Auditors
BDO Seidman, LLP
Milwaukee, Wisconsin

Corporate Headquarters
20925 Crossroads Circle, Suite 100
Waukesha, WI 53186 U.S.A.

Annual Meeting of Stockholders
The annual meeting of stockholders will be held on Thursday, December 1, 2005 at 4:00 p.m. at the Company's headquarters, 20925 Crossroads Circle, Suite 100, Waukesha, Wisconsin 53186

Forms 10-K and 10-Q
The Company has filed an annual report with the Securities and Exchange Commission on Form 10-K. The Company also files quarterly reports on Form 10-Q. Stockholders may obtain copies of these reports, without charge, by writing:

Secretary
Criticare Systems, Inc.
20925 Crossroads Circle, Suite 100
Waukesha, Wisconsin 53186
U.S.A.

Directors

Dr. Higgins D. Bailey
Chairman of the Board

Jeffrey T. Barnes
Partner
Oxford Bioscience Partners

N.C. Joseph Lai, Ph.D.
Executive Chairman
BioForm Inc.

Emil H. Soika
President and Chief Executive Officer
Criticare Systems, Inc.

Stephen K. Tannenbaum, CPA
President
Tannenbaum & Co.

Officers

Drew M. Diaz
Vice President
Worldwide Sales
Assistant Secretary

Michael T. Larsen
Vice President
Quality Control/Quality Assurance

Joseph P. Lester
Vice President and General Manager

Joel D. Knudson
Vice President Finance
Secretary

Emil H. Soika
President and Chief Executive Officer

Deborah A. Zane
Vice President
Marketing and Business Development


CRITICARE
SYSTEMS, INC.

CORPORATE HEADQUARTERS

20925 Crossroads Circle
Waukesha, WI 53186 USA
Telephone (262) 798-8282
Fax (262) 798-8290
www.csiusa.com